Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 July 16, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1060
             Guggenheim Balanced Income Builder Portfolio, Series 4
                       File Nos. 333-188917 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1060, filed on May 29, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Balanced Income Builder Portfolio, Series 4 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

     1. The "Security Selection" section states that the Trust may invest in the securities with market capitalizations equal to and greater than $200 million. Please add small-capitalization company risk disclosure in the "Principal Risks" section.

     Response: Even though small-capitalization securities may be included in the portfolio, we include risks based upon the final portfolio. If small-capitalization securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren